DAULTON CAPITAL CORPORATION
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169
April 27, 2011

Mr. Ethan Horwitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Daulton Capital Corp. Response to SEC Comment Letter dated March 9, 2011

Dear Mr. Horwitz:

Daulton Capital Corp. (the “Company”) is in receipt of the Securities and Exchange Commission comment letter dated March 9, 2011.  The Company is in the process of preparing the requested amendments and will file the response by May 11, 2011.

Sincerely,
/s/Terry Fields
Terry Fields
Chief Executive Officer